AB 3/13/02

02018835

UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53043

~~ANNUAL AUDITED~~ REPORT FORM X-17A-5 ~~PART III~~

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SeekingCapital Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 South Flower Street, Suite 1100
(No. and Street)

Los Angeles,	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth A. Briggs — 310-358-9679 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Brenner, CPA A Professional Corporation
(Name — *if individual, state last, first, middle name*)

10680 W. Pico Boulevard, Suite 260	Los Angeles,	California	90064
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth A. Briggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SeekingCapital Securities Corp., as of December 31, 2001, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

MAURICIO J. ESTRADA
Commission # 1254154
Notary Public - California
Los Angeles County
My Comm. Expires Feb 19, 2004

Notary Public

Signature

EXECUTIVE VICE PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

SEEKINGCAPITAL SECURITIES CORP.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2001

700 S. Flower Street, Suite 1100
Los Angeles, California 90017

CONTENTS

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNTANT

Board of Directors
SeekingCapital Securities Corp.
Los Angeles, California

I have audited the accompanying statement of financial condition of SeekingCapital Securities Corp. as of December 31, 2001 and related statements of income (loss), cash flows, and changes in shareholders' equity for the year then ended. These financial statements are being filed based on Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of SeekingCapital Securities Corp.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of SeekingCapital Securities Corp. as of December 31, 2001 and the results of its operations, cash flows and stockholder's equity for the year then ended in conformity with United States generally accepted accounting principles.

George Brenner

George Brenner, C.P.A.

Los Angeles, California
February 14, 2002

SEEKINGCAPITAL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH		
Checking/savings		$ 6,795
Accounts receivable		2,850
TOTAL ASSETS		$ 9,645

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable - parent company		$ 179
SHAREHOLDER'S EQUITY		
Common stock	$ 100	
Paid in capital	10,000	
Deficit	(634)	
		9,466
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 9,645

See Accompanying Notes to Financial Statements

SEEKINGCAPITAL SECURITIES CORP.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions	$ 3,175
Retainers	16,500
TOTAL REVENUE	19,675
OPERATING EXPENSES:	
Computer hardware	2,154
Expense reimbursement	11,865
Website development	4,290
TOTAL EXPENSES	18,309
NET INCOME	$ 1,366

See Accompanying Notes to Financial Statements

SEEKINGCAPITAL SECURITIES CORP.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid - In Capital	Deficit	Total
Balance, December 31, 2000	$ --	$ --	$ --	$ --
Capital Contributed:	100	10,000		10,100
Capital Distributed			(2,000)	(2,000)
Net Income(Loss)			1,366	1,366
Balance, December 31, 2001	$ 100	$10,000	$(634)	$ 9,466

See Accompanying Notes to Financial Statements

SEEKINGCAPITAL SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows from Operating Activities:	
Net income	$ 1,366
Depreciation	--
Changes in operating assets and liabilities:	
Accounts receivable	(2,850)
Accounts payable	179
Net cash required by operating activities	(1,305)
Cash Flows from Investing Activities:	0
Cash Flows from Financing Activities:	
Capital contributed	10,100
Distribution dividend	(2,000)
	8,100
Net increase in cash	6,795
Cash at beginning of year	--
Cash at December 31, 2001	$ 6,795

See Accompanying Notes to Financial Statements

SEEKINGCAPITAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

SeekingCapital Securities Corp. (the Company) is a Delaware corporation incorporated on August 22, 2000 and approved by the NASD on March 2, 2001. The Company is presently engaged in private placements. The Company does not hold customer funds or securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Company is a wholly owned subsidiary of SeekingCapital.com, Inc. (parent company)

Revenue

All of the Company's revenue has come from one issuer and is recorded as cash is received.

Operating Expenses

The Company has an expense agreement with its parent company whereby the parent company will pay all overhead expenses and all Federal and state income taxes. The expense agreement expires in one year.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company has a net capital requirement of $5,000 and a net capital ratio of 0.3 to 1. See Page 8.

NOTE 4 - PROVISION FOR INCOME TAXES

The Company is exempt from the minimum state tax for the years 2000 and 2001. A consolidated tax return is filed with its parent company.

NOTE 5 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has an Expense Agreement with its parent company - Note 2.

SEEKINGCAPITAL SECURITIES CORP.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 9,466
Non allowable assets -- accounts receivable	(2,850)
NET CAPITAL	$ 6,616
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness	$ 12
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 1,616
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 6,598
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 179
Percentage of aggregate indebtedness to net capital	2.7%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4).

NONE REQUIRED

See Accompanying Notes to Financial Statements

PART II

SEEKINGCAPITAL SECURITIES CORP.

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2001

George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD., SUITE 260
LOS ANGELES, CALIFORNIA 90064
310-202-6445 FAX 310-202-6494

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
SeekingCapital Securities Corp.
Los Angeles, California

In planning and performing my audit of the financial statements of SeekingCapital Securities Corp. (the "Company") for the year ended December 31, 2001, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2001 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives except: See Note 4 "Net Capital Requirement."

This report is intended solely for the use of management, the Securities and Exchange Commission, the national Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

George Brenner

George Brenner, CPA

Los Angeles, California
February 14, 2002